Exhibit 99.1
Nomad Foods Reports Third Quarter 2025 Financial Results

The company is on track to deliver full year results near the low end of its existing guidance ranges

WOKING, England - November 6, 2025 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and nine month periods ended September 30, 2025.
Key operating metrics and financial performance for the third quarter 2025, when compared to the third quarter 2024, include:

•Revenue decreased 2.2% to €752 million
•Organic revenue declined 1.6% with a volume decline of 0.5%
•Adjusted gross margin contracted 420 bps
•Adjusted EBITDA decreased 14.2% to €143 million
•Adjusted EPS decreased 10.9% to €0.49
Management Comments

Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, "Third quarter results were inline with our expectations. We faced several headwinds this quarter, including weather-related category pressure in July and soft performance in the UK that more than offset strong performance in our Growth Platforms. Importantly, we are making progress towards driving improvement. The category weakness we saw this summer has proven transitory and we are pleased that growth returned to healthy levels by the end of the quarter. We are seeing similar improvement in our retail sell-through growth in the UK where our business has recently stabilized. Looking forward, our pipeline of innovation and renovation initiatives is robust, 2026 price increases have been communicated to the trade and the increased efficiency program we announced in September remains on track. We have more work to do, but I am encouraged by the progress we are making."

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “Notwithstanding challenging financial results this year, I am encouraged by the underlying fundamentals of our business and traction across multiple strategic initiatives throughout Nomad Foods. The Company has accelerated innovation and renovation with proven and repeatable successes in our Growth Platforms, improved brand-building with the creation and launch of its new advertising campaign and built a robust multi-year efficiency program to provide further financial flexibility. Furthermore, the Company has fantastic brands in a resilient category and has already made substantial investments to lay the groundwork for improved performance next year. As we enter 2026, we will welcome a new CEO, Dominic Brisby, and I am confident in his ability to make a strong impact. We believe Dominic is positioned for success, and we are confident he has the appropriate foundation, resources and skillset to revitalize our growth engine and drive significant value creation. I believe the equity market is meaningfully undervaluing Nomad Foods, and I am excited to see Dominic unlock that value and deliver improved results starting next year."

Third Quarter of 2025 results compared to the Third Quarter of 2024
•Revenue decreased 2.2% to €752 million. Organic revenue decreased by 1.6% and was driven by a volume decline of 0.5% and price/mix decline of 1.1%, driven by unfavorable mix.
•Adjusted gross profit decreased 14.7% to €212 million. Adjusted gross margin decreased 420 basis points to 28.1% due primarily to supply chain inflation headwinds..
•Adjusted operating expenses decreased 11.9% to €94 million due to a high single-digit contraction in overhead costs in the quarter. Advertising and Promotion was down in the quarter due primarily to quarterly phasing.
•Adjusted EBITDA decreased 14.2% to €143 million due to the aforementioned factors and Adjusted Profit for the period decreased 20% to €72 million.
•Adjusted EPS decreased by €0.06 to €0.49 reflecting the decrease in Adjusted Profit for the period and fewer shares outstanding. Diluted EPS decreased €0.05 to €0.39.

First Nine Months of 2025 results compared to the First Nine Months of 2024
•Revenue decreased 2.0% to €2,259 million. Organic revenue decreased by 2.1% and was driven by a volume decline of 1.6%. and a decline in price/mix of 0.5%.

Exhibit 99.1
•Adjusted gross profit decreased 8.8% to €631 million. Adjusted gross margin decreased 210 basis points to 27.9%, due to supply chain inflation headwinds, partially offset by supply chain productivity and the lapping of inventory revaluation headwinds in the prior year.
•Adjusted operating expenses decreased 6.6% to €313 million driven predominantly by overhead cost reductions with a low single-digit year-to-date decrease in Advertising and Promotion expense.
•Adjusted EBITDA decreased 8.4% to €392 million due to the aforementioned factors. Adjusted Profit for the period decreased 16% to €186 million.
•Adjusted EPS decreased by €0.14 to €1.22 reflecting the decrease in Adjusted Profit for the period and fewer shares outstanding. Diluted EPS decreased €0.11 to €0.97.
2025 Guidance
The Company expects to deliver full year results near the low end of its existing guidance ranges. Full year organic revenue is expected to be near the low end of the Company's flat to -2% range. The full year Adjusted EBITDA is expected to be near the low end of the Company's -3% to -7% year-on-year range and Adjusted EPS is expected to be near the low end of its €1.64 to €1.76 range. Based on USD/EUR exchange rate as of September 30, 2025, this translates into 2025 Adjusted EPS range of $1.89 to $2.02. The Company is maintaining its full year adjusted free cash flow conversion guidance of 90% or greater.

Conference Call and Webcast
A pre-recorded management discussion of Nomad Foods' third quarter 2025 earnings and accompanying presentation is available at www.nomadfoods.com under Investor Relations. The Company will host a live question-and-answer session to discuss these results today, Thursday, November 6, 2025 at 1:30 p.m. GMT (8:30 a.m. Eastern Standard Time). To participate on the live call listeners in North America may dial +1-844-676-5834 and international listeners may dial +1-412-634-6811. Additionally, the call is being webcast and can be accessed at the Nomad Foods website. A replay of the call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 10203147.

Enquiries
Investor Relations Contact
Jason English
investorrelations@nomadfoods.com

Media Contact
Oliver Thomas, Head of Corporate Affairs
Oliver.Thomas@nomadfoods.com

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and nine months ended September 30, 2025 and for comparative purposes, the three and nine months ended September 30, 2024.

Adjusted financial information for the three and nine months ended September 30, 2025 and 2024 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for, when they occur, share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency translation charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit for the period provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EPS is defined as diluted earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. The comparison for the three and nine months ended September 30, 2025 and 2024 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results period over period.

Adjusted Gross Profit and adjusted gross margin exclude accelerated depreciation associated with restructuring programs within cost of goods sold.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted Free Cash Flow is the amount of cash generated from operating activities less cash flows related to exceptional items (as described above), non-operating M&A related costs and working capital movements on employer taxes associated with share based payment awards, plus capital expenditure (on property, plant and equipment and intangible assets), net interest paid, proceeds/(payments) on settlement of derivatives where hedge accounting is not applied and payments of lease liabilities. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives.

Cash flow conversion is Adjusted Free Cash Flow as a percentage of Adjusted Profit for the period.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 9 to 14, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure. The
Company is unable to reconcile, without unreasonable efforts, Organic Growth, Adjusted EBITDA and Adjusted EPS guidance to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Profit or Loss (unaudited)
Three months ended September 30, 2025 and September 30, 2024

	Three months ended September 30, 2025	Three months ended September 30, 2024
	€m	€m
Revenue	752.4	769.6
Cost of sales	(545.0)	(521.4)
Gross profit	207.4	248.2
Other operating expenses	(96.9)	(111.5)
Exceptional items	(16.9)	(14.3)
Operating profit	93.6	122.4
Finance income	6.6	1.8
Finance costs	(29.8)	(37.2)
Net financing costs	(23.2)	(35.4)
Profit before tax	70.4	87.0
Taxation	(12.8)	(16.7)
Profit for the period	57.6	70.3

Basic and diluted earnings per share in €	0.39	0.44

Statements of Profit or Loss (unaudited)
Nine months ended September 30, 2025 and September 30, 2024

	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	€m	€m
Revenue	2,259.4	2,306.4
Cost of sales	(1,634.1)	(1,614.5)
Gross profit	625.3	691.9
Other operating expenses	(321.5)	(346.2)
Exceptional items	(48.9)	(50.2)
Operating profit	254.9	295.5
Finance income	17.1	25.7
Finance costs	(91.3)	(104.6)
Net financing costs	(74.2)	(78.9)
Profit before tax	180.7	216.6
Taxation	(33.3)	(40.9)
Profit for the period	147.4	175.7

Basic and diluted earnings per share in €	0.97	1.08

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2025 (unaudited) and December 31, 2024 (audited)

	As at September 30, 2025	As at December 31, 2024
	€m	€m
Non-current assets
Goodwill	2,104.5	2,106.1
Intangible assets	2,474.3	2,472.9
Property, plant and equipment	582.5	591.1
Other non-current assets	7.3	8.6
Derivative financial instruments	2.0	4.3
Deferred tax assets	2.8	14.7
Total non-current assets	5,173.4	5,197.7
Current assets
Cash and cash equivalents	193.6	403.3
Inventories	485.3	441.5
Trade and other receivables	419.0	334.6
Current tax receivable	36.4	37.6
Derivative financial instruments	5.4	16.9
Total current assets	1,139.7	1,233.9
Total assets	6,313.1	6,431.6
Current liabilities
Trade and other payables	844.7	829.1
Current tax payable	197.7	226.7
Provisions	25.8	27.1
Loans and borrowings	28.5	26.0
Derivative financial instruments	18.6	14.4
Total current liabilities	1,115.3	1,123.3
Non-current liabilities
Loans and borrowings	2,077.5	2,151.4
Employee benefits	147.0	152.1
Other non-current liabilities	0.4	0.5
Provisions	2.8	2.7
Derivative financial instruments	130.1	46.4
Deferred tax liabilities	285.7	292.7
Total non-current liabilities	2,643.5	2,645.8
Total liabilities	3,758.8	3,769.1
Net assets	2,554.3	2,662.5
Equity attributable to equity holders
Share capital and capital reserve	1,178.5	1,316.4
Share-based compensation reserve	15.3	26.2
Translation reserve	102.0	135.3
Other reserves	(24.5)	(14.9)
Retained earnings	1,283.0	1,199.5
Total equity	2,554.3	2,662.5

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
For the nine months ended September 30, 2025 and the nine months ended September 30, 2024

	For the nine months ended September 30, 2025	For the nine months ended September 30, 2024
	€m	€m
Cash flows from operating activities
Profit for the period	147.4	175.7
Adjustments for:
Exceptional items	48.9	50.2
Share based payment expense	6.7	8.5
Depreciation and amortization	79.9	71.4
Loss on disposal and impairment of property, plant and equipment	0.8	0.2
Net finance costs	74.2	78.9
Other operating cash flow adjustments	—	0.5
Taxation	33.3	40.9
Operating cash flow before changes in working capital, provisions and exceptional items	391.2	426.3
Increase in inventories	(59.2)	(38.5)
Increase in trade and other receivables	(86.0)	(84.3)
Increase/(decrease) in trade and other payables	33.5	(7.9)
Decrease in employee benefits and other provisions	(2.2)	(1.9)
Cash generated from operations before tax and exceptional items	277.3	293.7
Payments relating to exceptional items	(48.4)	(55.6)
Tax paid	(54.7)	(29.2)
Net cash generated from operating activities	174.2	208.9
Cash flows from investing activities
Purchase of property, plant and equipment and intangibles	(59.6)	(55.9)
Interest received	4.5	5.7
Redemption of investments	—	5.7
Net cash used in investing activities	(55.1)	(44.5)
Cash flows from financing activities
Repurchase of ordinary shares	(151.4)	(42.9)
Payments related to shares withheld for taxes	(6.7)	(5.2)
Payment of lease liabilities	(25.7)	(22.7)
Dividends paid	(69.7)	(67.4)
Payment of financing fees	(0.2)	(2.8)
Interest paid	(77.9)	(89.4)
Net cash used in financing activities	(331.6)	(230.4)
Net decrease in cash and cash equivalents	(212.5)	(66.0)
Cash and cash equivalents at beginning of period	403.3	399.7
Effect of exchange rate fluctuations	2.8	0.7
Cash and cash equivalents at end of period	193.6	334.4

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures
(In € millions, except per share data)
The following table reconciles adjusted financial information for the three months ended September 30, 2025 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended September 30, 2025

€ in millions, except per share data	As reported for the three months ended September 30, 2025	Adjustments		As adjusted for the three months ended September 30, 2025
Revenue	752.4	—		752.4
Cost of sales	(545.0)	4.2	(a)	(540.8)
Gross profit	207.4	4.2		211.6
Other operating expenses	(96.9)	2.6	(b)	(94.3)
Exceptional items	(16.9)	16.9	(c)	—
Operating profit	93.6	23.7		117.3
Finance income	6.6	(4.9)		1.7
Finance costs	(29.8)	—		(29.8)
Net financing costs	(23.2)	(4.9)	(d)	(28.1)
Profit before tax	70.4	18.8		89.2
Taxation	(12.8)	(4.6)	(e)	(17.4)
Profit for the period	57.6	14.2		71.8

Weighted average shares outstanding in millions - basic	147.7			147.7
Basic earnings per share	0.39			0.49
Weighted average shares outstanding in millions - diluted	147.9			147.9
Diluted earnings per share	0.39			0.49

(a)Represents elimination of €4.2 million of incremental depreciation related to assets impacted by the planned closure of a factory in Sweden as part of the Company’s multi-year supply chain network optimization program.
(b)Represents share based payment charge including employer payroll taxes of €2.3 million and non-operating M&A transaction costs of €0.3 million.
(c)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 5, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(d)Represents elimination of €4.9 million of foreign exchange translation gains.
(e)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended September 30, 2024 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended September 30, 2024

€ in millions, except per share data	As reported for the three months ended September 30, 2024	Adjustments		As adjusted for the three months ended September 30, 2024
Revenue	769.6	—		769.6
Cost of sales	(521.4)	—		(521.4)
Gross profit	248.2	—		248.2
Other operating expenses	(111.5)	4.5	(a)	(107.0)
Exceptional items	(14.3)	14.3	(b)	—
Operating profit	122.4	18.8		141.2
Finance income	1.8	—		1.8
Finance costs	(37.2)	5.1		(32.1)
Net financing costs	(35.4)	5.1	(c)	(30.3)
Profit before tax	87.0	23.9		110.9
Taxation	(16.7)	(4.9)	(d)	(21.6)
Profit for the period	70.3	19.0		89.3

Weighted average shares outstanding in millions - basic	161.4			161.4
Basic earnings per share	0.44			0.55
Weighted average shares outstanding in millions - diluted	161.5			161.5
Diluted earnings per share	0.44			0.55

(a)Represents share based payment charge including employer payroll taxes of €4.2 million and non-operating M&A transaction costs of €0.3 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 5, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €5.1 million of foreign exchange translation losses.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the nine months ended September 30, 2025 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Nine Months Ended September 30, 2025

€ in millions, except per share data	As reported for the nine months ended September 30, 2025	Adjustments		As adjusted for the nine months ended September 30, 2025
Revenue	2,259.4	—		2,259.4
Cost of sales	(1,634.1)	5.6	(a)	(1,628.5)
Gross profit	625.3	5.6		630.9
Other operating expenses	(321.5)	8.4	(b)	(313.1)
Exceptional items	(48.9)	48.9	(c)	—
Operating profit	254.9	62.9		317.8
Finance income	17.1	(12.7)		4.4
Finance costs	(91.3)	—		(91.3)
Net financing costs	(74.2)	(12.7)	(d)	(86.9)
Profit before tax	180.7	50.2		230.9
Taxation	(33.3)	(11.8)	(e)	(45.1)
Profit for the period	147.4	38.4		185.8

Weighted average shares outstanding in millions - basic	151.5			151.5
Basic earnings per share	0.97			1.23
Weighted average shares outstanding in millions - diluted	151.8			151.8
Diluted earnings per share	0.97			1.22

(a)Represents elimination of €5.6 million of incremental depreciation related to assets impacted by the planned closure of a factory in Sweden as part of the Company’s multi-year supply chain network optimization program.
(b)Represents share based payment charge including employer payroll taxes of €7.6 million and non-operating M&A transaction costs of €0.8 million.
(c)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 5, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(d)Represents elimination of €12.7 million of foreign exchange translation gains.
(e)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the nine months ended September 30, 2024 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Nine Months Ended September 30, 2024

€ in millions, except per share data	As reported for the nine months ended September 30, 2024	Adjustments		As adjusted for the nine months ended September 30, 2024
Revenue	2,306.4	—		2,306.4
Cost of sales	(1,614.5)	—		(1,614.5)
Gross profit	691.9	—		691.9
Other operating expenses	(346.2)	10.9	(a)	(335.3)
Exceptional items	(50.2)	50.2	(b)	—
Operating profit	295.5	61.1		356.6
Finance income	25.7	(20.1)		5.6
Finance costs	(104.6)	17.8		(86.8)
Net financing costs	(78.9)	(2.3)	(c)	(81.2)
Profit before tax	216.6	58.8		275.4
Taxation	(40.9)	(12.8)	(d)	(53.7)
Profit for the period	175.7	46.0		221.7

Weighted average shares outstanding in millions - basic	162.5			162.5
Basic earnings per share	1.08			1.36
Weighted average shares outstanding in millions - diluted	162.7			162.7
Diluted earnings per share	1.08			1.36

(a)Represents share based payment charge including employer payroll taxes of €10.0 million and non-operating M&A transaction costs of €0.9 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 5, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Represents elimination of €14.4 million of net gains on repricing of debt, a one-time €5.7 million gain from the reversal of an impairment of a short-term investment which was made with surplus cash as part of our cash management activities, €17.4 million of foreign exchange translation losses and €0.4 million of losses on derivatives.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA to the reported results of Nomad Foods for each period.
Adjusted EBITDA (unaudited)

	Three months ended		Nine months ended
€ in millions	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Profit for the period	57.6	70.3	147.4	175.7
Taxation	12.8	16.7	33.3	40.9
Net financing costs	23.2	35.4	74.2	78.9
Depreciation & amortization	29.6	25.1	79.9	71.4
Exceptional items (a)	16.9	14.3	48.9	50.2
Other add-backs (b)	2.6	4.5	8.4	10.9
Adjusted EBITDA	142.7	166.3	392.1	428.0

Revenue	752.4	769.6	2,259.4	2,306.4
Adjusted EBITDA margin (c)	19.0%	21.6%	17.4%	18.6%

(a)Adjustment to add back exceptional items. See Note 5, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(b)Represents the elimination of share-based payment charges including employer payroll taxes for the three month period to September 30, 2025 of €2.3 million (2024: €4.2 million) and €7.6 million for the nine months ended September 30, 2025 (2024: €10.0 million), as well as the elimination of non-operating M&A transaction costs for the three month period to September 30, 2025 of €0.3 million (2024: €0.3 million) and €0.8 million for the nine months ended September 30, 2025 (2024: €0.9 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
(c)Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Revenue.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)

Reconciliation from reported to organic revenue growth/(decline)
The following table is a reconciliation of reported revenue growth to Organic Revenue Growth for the three and nine month periods ended September 30, 2025.
Year on Year Growth - September 30, 2025 compared with September 30, 2024:

	Three Months Ended September 30, 2025	Nine months ended September 30, 2025
	YoY change	YoY change
Reported Revenue Growth	(2.2)%	(2.0)%

Of which:
Organic Revenue Growth	(1.6)%	(2.1)%
Translational FX (a)	(0.6)%	0.1%
Total	(2.2)%	(2.0)%

(a)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its future operating and financial performance, including its 2025 guidance with respect to organic revenue growth, Adjusted EBITDA growth, adjusted free cash flow conversion, Adjusted EPS, and Adjusted EPS growth; (ii) disruptions in consumer behaviors, (iii) its growth and efficiency initiatives, including with respect to its innovation and renovation initiatives, (iv) its ability to generate superior shareholder returns; (v) its bottom-line growth and cash generation; (vi) its portfolio’s ability to remain well positioned for consumer trends; and (vii) Mr. Brisby's ability to improve the Company's results and growth.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine and climate-related factors beyond the Company’s control; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) innovations introduced to the markets and the Company’s ability to accurately forecast the brands’ performance; (vi) the Company’s ability to effectively compete in its markets; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) the Company’s ability to prevent, or remediate, any future cybersecurity incidents; (xv) loss of the Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; (xxi) the Company’s ability to remediate any material weaknesses in its internal control over financial reporting; and (xxii) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.